Request for Acceleration of Effective Date of Registration Statement of

Oppenheimer Main Street Fund

Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

June 25, 2010

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:     Oppenheimer Main Street Fund / Oppenheimer Principal Protected

      Main Street FundN-14/A;File No. 333-166553

To the Securities and Exchange Commission:

Oppenheimer Main Street Fund (the “Registrant”), a series of Oppenheimer Main Street Funds, Inc., and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant’s shares, hereby request the acceleration of the Registrant’s above-referenced Registration Statement on Form N-14 to Monday, June 28, 2010, or as soon as practicable thereafter.The initial Form N-14 was filed on May 5, 2010, Pre-effective Amendment No. 1 was filed on May 6, 2010, Pre-effective Amendment No. 2 was filed on May 11, 2010, Pre-effective Amendment No. 3 was filed on June 4, 2010 and Pre-effective Amendment No. 4 was filed on June 9, 2010.

The undersigned hereby acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Oppenheimer Main Street Funds, Inc.

     By:     /s/ Robert G. Zack

               Robert G. Zack, Vice President and Secretary

     OppenheimerFunds Distributor, Inc.

     By:     /s/ Janette Aprilante

               Janette Aprilante, Secretary